Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES THE FORMATION OF NORTHCORE LABS

Key focus on creation and acquisition of Intellectual Property

Toronto, Ontario – October 31, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced that it has launched a new corporate division to focus on the creation and acquisition of Intellectual Property.

The division, named Northcore Labs, will expand on Northcore's portfolio of Patents and attendant intellectual property through internal organic creation and by acquisition of desirable, pre-existing external properties.  In addition, Northcore will augment existing relationships with universities and research institutes and forge new ones, with the end goal of harvesting new ideas and Intellectual Property.

“One of our previously announced strategic priorities was to aggressively monetize Northcore's IP portfolio," said Amit Monga, CEO of Northcore Technologies.  “The formation of Northcore Labs is a significant milestone in our execution against this goal.  This new division will be central to the creation and capture of accretive Intellectual property."

As part of this new initiative, Northcore Labs will also partner with select entrepreneurs and cutting edge companies in the development of unique software product offerings in the enterprise and social commerce space.  Partners of Northcore Labs will benefit from preferential access to an integrated team with unparalleled experience in software development and deployment.

"We are excited to gain access to the groundswell of enthusiasm, energy and innovation that comes through the further engagement of universities and research institutes," commented Anthony DeCristofaro, Chairman of Northcore Technologies.  "Northcore Labs is the perfect vehicle to allow us to achieve this objective."

Companies, universities, research institutes or individuals interested examining opportunities for Intellectual Property collaboration or monetization should contact Northcore at 416-640-0400 or 1-888-287-7467, or via email at NTILabs@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces The Formation Of Northcore Labs

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com